SCHEDULE 14A
                            SCHEDULE 14A INFORMATION
                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]  Definitive Proxy Statement

[ ]  Definitive  Additional Materials

[ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                            Hemagen Diagnostics, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)


    Jerry L. Ruyan, William P. Hales, Thomas A. Donelan, Christopher P. Hendy
--------------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]   No fee required.
[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(14) and 0-11.

(1)  Title of each class of securities to which transaction applies:

(2)  Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)  Proposed maximum aggregate value of transaction:

(5)  Total fee paid:


[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identity the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1)      Amount Previously Paid:

         (2)      Form, Schedule or Registration Statement no.:

         (3)      Filing Party:

         (4)      Date Filed:

                         ATTENTION HEMAGEN STOCKHOLDERS



If after reading the attached materials you want to support our proposals you must do the following:

     1.   Sign and return the WHITE consent card enclosed.

     2.   Act before the cut-off date of August 28, 1999.

     3.   Not return the BLUE or any other proxy card sent to you by management


If you do nothing, the effect will be a vote against our proposal since we need the affirmation of a majority of all outstanding shares.

                          REVISED PRELIMINARY MATERIAL

                            Hemagen Diagnostics, Inc.
                                40 Bear Hill Road
                          Waltham, Massachusetts 02451


Dear Hemagen Stockholder:


     Through the attached Consent Statement, we are providing you with an opportunity to replace four of Hemagen's Board of Directors with our nominees and to approve certain other proposals which are described in the attached Consent Statement. All Hemagen stockholders are being asked to express their consent to the proposals by marking, signing and dating the enclosed WHITE consent card and returning it in the enclosed, postage-paid envelope, to our solicitor, Beacon Hill Partners as set forth in the Consent Statement.



     If elected, we will analyze all aspects of the Company and, where appropriate, make structural and management changes designed to make Hemagen more responsive to stockholders. We also believe that the changes we make will increase Hemagen's profitability and stockholder value. Of course, there can be no assurance that we will be successful in our efforts. Please read the following material.



     Our Company and its Stock Price Can Be Substantially Improved



     Hemagen went public on February 4, 1993 at a price of $5 per share and closed at $6 on that date. Hemagen stockholders have suffered a significant decline in their investment since then. The following chart shows the change in a $100 investment in Hemagen at $6 and the other indices shown at the close on February 4, 1993 through February 4, 1999:

                                                  Willshire
                           Peer        Russel      Small
             Hemagen      Group(1)      2000      Cap Index     S&P 500
             -------     ---------    -------     ---------     -------
2/4/93       $100.00     $100.00      $100.00      $100.00      $100.00
2/4/94         43.75       90.69       112.61       111.79       104.50
2/6/95         31.25      115.79       108.64       106.75       107.03
2/5/96         52.08      230.28       137.05       132.06       142.68
2/4/97         37.50      172.96       159.00       160.58       175.56
2/4/98         28.13      126.91       228.59       200.00       223.98
2/4/99         23.96      148.29       179.80       195.75       277.71

(1) The Peer Group consists of Diagnostic Products Corp., Meridian Diagnostics, Immucor, Inc. and Idexx Laboratories. All calculations exclude cash dividends paid.



     We think Hemagen's current Board of Directors has failed to provide the full-time professional management that is necessary in order to realize the potential of Hemagen.



     For example, as you may be aware, since Hemagen went public, it has been managed by the same family group. The Chairman, President and CEO, Carl Franzblau, is a full-time Professor and Chairman of the Biochemistry Department and Associate Dean for Graduate Affairs at the Boston University School of Medicine, which means he is not able to devote One Hundred Percent of his time, effort and attention to the company's affairs. The Treasurer, Myrna Franzblau, is the wife of Carl Franzblau. The Chief Financial Officer & General Counsel, William Franzblau, is the son of Carl and Myrna Franzblau. The Vice President of Sales & Marketing, Scott Weiss, is the son-in-law of Carl and Myrna Franzblau. We believe that the stockholders of Hemagen deserve full-time, professional management.





     We own 8.7% of Hemagen's stock. Our nominees intend to restructure Hemagen's management with the goal of improving its performance. If elected, the new directors intend to focus on more profitable sales and a reduction in expenses. If these goals are successfully implemented, we believe the company and the stock price will benefit accordingly.



                  We Can Only Implement Our Plan with Your Help



     We believe we can bring about progress in the company and to provide better management of its business. We want to replace current directors Carl Franzblau, Lawrence Gilbert, Charles W. Smith and Paul N. Fruitt with Jerry L. Ruyan, William P. Hales, Christopher P. Hendy and Thomas A. Donelan. Information about these new nominees is contained in the accompanying Consent Solicitation. Although, in effect, we intend to replace only four of the six members of the Hemagen Board of Directors, we are seeking to remove all six directors and then re-elect a slate of six in order to clarify that, in the future, all directors will serve for one-year terms. When we refer to the "nominees" in this consent statement, we are referring to all six of the nominees we have presented for election.


                   We Believe We Can Deliver Stockholder Value



     Our four new director nominees have strong backgrounds, both in the diagnostics industry and in a wide variety of businesses. We believe that we will be able to bring about an increase in the value of your investment in Hemagen. Members of our group include Jerry L. Ruyan, a founder and formerly a Director and CEO of Meridian Diagnostics, Inc., a publicly-traded company, who has spent almost twenty-five years in the diagnostics industry. Mr. Ruyan and his associates started with five hundred dollars in a basement in 1976 and grew Meridian Diagnostics, Inc. into a business with revenues of $30,000,000 and a market capitalization in 1996, when Mr. Ruyan resigned to pursue other investment/business opportunities, of over $140,000,000. William P. Hales, an investment banker and CPA, has substantial experience in the capital and equity markets. Mr. Hales has spent six years in public accounting with Ernst & Young and Coopers & Lybrand advising clients on both audit and management consulting issues. Mr. Hales has spent the last seven years in the investment banking field and is well able to make decisions to improve profitability and create value for all shareholders. Christopher P. Hendy and Thomas A. Donelan both have impressive credentials in the commercial banking industry with Marine Midland Bank and Fifth Third Bank working with troubled companies. A biographical sketch of each of our nominees is included in the Consent Solicitation for your review.





     Mr. Ruyan would become the Company's new Chairman and CEO, and Mr. Hales would become the new President. The remaining members of Hemagen's management would consist of persons, not currently identified, with experience in the diagnostics industry. We anticipate that total executive compensation after these changes would be about the same as last reported by Hemagen.





     We are asking each stockholder to vote to support us in this endeavor. Further, in consideration or our efforts, we are asking for a commitment from Hemagen stockholders by agreeing to grant us an option for 15% of the fully-diluted outstanding shares of Hemagen common stock. The number of "fully-diluted" shares includes outstanding options and warrants to purchase Hemagen common stock. We would not be paying Hemagen any monetary consideration in exchange for the grant of the options. These options will be exercisable for $1.36 per share which is a 33-1/3% premium over the average of the closing price of Hemagen common stock during the 30 day trading period ending June 25, 1999, the date of the public announcement of our consent solicitation. They will serve to align our objectives with those of all stockholders, namely to create as much stock price appreciation as possible which will benefit all stockholders. We will not profit from these stock options unless and until Hemagen's common stock price exceeds $1.36 per share. Additionally, we will not exercise these options for a period of eighteen months or until the stock trades above $5 per share for 20 consecutive business days, unless there is a further change in control.





         We urge you to take advantage of this opportunity to make these changes in the Board of Directors for the betterment of Hemagen. If we fail in this effort, there may not be another opportunity.



         Please sign and return your consent cards today. Call us if you have questions or suggestions.

                                                 Sincerely,

                                                 WILLIAM P. HALES
                                                 (212) 757-9682

                                                 JERRY L. RUYAN
                                                 THOMAS A. DONELAN
                                                 CHRISTOPHER P. HENDY
                                                 (800) 205-0407

                            Our Consent Solicitation

     We are furnishing this Consent Solicitation Statement and form of written consent in connection with our solicitation of written consents from the holders of common stock of Hemagen Diagnostics, Inc. to take the following actions, in the order set forth below, in place of a meeting of Hemagen's stockholders, as authorized by Delaware law:



     1. Repeal the Bylaw amendments adopted July 2, 1999 and any other amendments adopted by the Board of Directors since February 4, 1993 and prior to the effective date of this stockholder action other than the Bylaws adopted by this Consent; and



     2. Amend Article III, Section 1 of the Bylaws to eliminate the classified Board of Directors;

     3. Remove Hemagen's Board of Directors and any other person or persons (other than the persons elected pursuant to this consent) elected or appointed to the Board of Directors prior to the effective date of this stockholder action in addition to or in lieu of any of such current members to fill any newly created directorship or vacancy on the Board of Directors, or otherwise;

     4. Amend Article III, Section 2 of the Bylaws to permit Hemagen's stockholders to fill vacancies on the Board of Directors;


     5. Elect our nominees, Jerry L. Ruyan, William P. Hales, Thomas A. Donelan, Christopher P. Hendy, Dr. Ricardo M. de Oliveira and Dr. Alan
          S. Cohen as directors of Hemagen to fill the newly created vacancies on the Board of Directors and to serve until their respective successors are duly elected and qualified;




     6. Approve the grant of options to purchase 7.5% of the outstanding fully-diluted shares of Hemagen common stock at $1.36 per share to William P. Hales and 7.5% of the outstanding fully-diluted shares of Hemagen common stock at $1.36 per share to Redwood Holdings Inc.


     The sole shareholder of Redwood Holdings Inc. is an employee stock ownership plan whose principal participants are Jerry L. Ruyan, Thomas A. Donelan and Christopher P. Hendy, each of whom is a nominee for director under this consent solicitation.

     Stockholders of Hemagen are being asked to express their consent to the proposals by marking, signing and dating the enclosed WHITE consent card and returning it in the enclosed, postage-paid envelope to our solicitor, Beacon Hill Partners, in accordance with the instructions set forth below.


     We recommend that you consent to each of the proposals. Our delivery of consents on Proposals 2 through 6 is conditioned upon the receipt of approval for each of those proposals. Consequently, if each of Proposals 2 through 6 are not approved, none of them will be enacted even though sufficient consents may have been received to approve a particular proposal.




     This Consent Statement and the enclosed WHITE consent card are first being furnished to Hemagen's stockholders on or about July __, 1999.


                                Consent Procedure

What   Provisions  of  Law  Govern  Hemagen  in  Connection   with  the  Consent
Solicitation?


     Section 228 of the Delaware General Corporation Law (the "DGCL") provides that, unless otherwise provided in the certificate of incorporation, the actions proposed in this Consent Statement may be taken at any annual or special meeting of stockholders and may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the actions so taken, are signed by the holders of a majority of the outstanding shares of Hemagen common stock entitled to vote as of the record date, and such consents are delivered to Hemagen's headquarters. Acceptable methods of delivery are outlined in Delaware law.



     Hemagen's Certificate of Incorporation is silent on this matter. The written, unrevoked consents of the holders of a majority of the outstanding shares of common stock entitled to vote approving all of the proposals contained in this Consent Statement as of the record date must be delivered to Hemagen to effect the actions described in this Consent Solicitation. Section 228 further provides that no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by Section 228, written consents signed by a sufficient number of holders to take such action are delivered to the corporation.



     As soon as we have received valid and unrevoked consents representing a majority of the outstanding common stock as of the record date evidencing approval of Proposal number 1, we will deliver those consents to Hemagen. When we receive valid unrevoked consents representing a majority of the outstanding common stock as of the record date evidencing approval of proposals 2 through 6, we will also deliver those consents to Hemagen. After deliveries are made, stockholders will be unable to revoke a consents with respect to those delivered.

     On July 2, 1999, after announcement of our solicitation for your consents, Hemagen's Board of Directors purported to amend the Bylaws to increase the vote necessary for amendment of the Bylaws from 50% of all outstanding shares entitled to vote to 66-2/3% of all outstanding shares entitled to vote. We believe this action is invalid and was made purely as a device to prevent stockholders from adopting our proposals. We further believe this action represents a breach of fiduciary duty by the directors of Hemagen to their stockholders and demonstrates the attitude of Board members to the stockholders. We intend to contest this matter in Delaware courts. We believe that one of the motives for this action is to discourage shareholders from affirming their consents to our proposals. WE URGE SHAREHOLDERS NOT TO BE DISCOURAGED OR
CONFUSED BY THIS TACTIC BUT TO EXPRESS YOUR SUPPORT FOR OUR PROPOSALS BY SUBMITTING THE WHITE PROXY CARD.



     Assuming our Consent Solicitation is successful, we will notify all stockholders as soon as practicable after the effectiveness of consents by press release and by mail.


What is the Record Date for the Consent Solicitation?



     June 29, 1999. Therefore, a sufficient number of consents must be returned to us by August 28, 1999 so that we can deliver the consents to Hemagen within the 60-day period required under Section 228 of the DGCL.


How Many Shares Must be Voted in Favor of the Proposals to Effect Them?



     Consents may only be executed by stockholders of record at the close of business on the Record Date. As of March 31, 1999, Hemagen had outstanding 7,651,890 shares of Common Stock excluding shares held in the Company's treasury and which are not entitled to vote on the proposals. Based on its review of publicly available information, we are not aware of any change since March 31, 1999 in the number of outstanding shares of Common Stock. Each share of Common Stock entitles the record holder thereof to cast one vote. Hemagen's Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

     Based on available records, the affirmative vote of 3,825,945 shares is necessary to effect the proposals. We intend to execute consents for the 684,854 shares of Common Stock we own in favor of all of the proposals. Accordingly, written consents by owners of an additional 3,141,091 shares of Common Stock, or 41% of the shares not owned by us, will be required to adopt and approve each of the proposals. Under the Bylaw amendment purportedly approved by the Board of Directors on July 2, 1999, the affirmative vote of 5,101,260 shares (consisting of 4,416,406, or 58% of the shares not used by us) would be necessary to effect the proposals.



     Under Section 228 of the DGCL, consents taken without a meeting are not adopted by a percentage of those voting at the meeting but rather a percentage of all outstanding shares. Therefore, since we must receive consents from a majority of all Hemagen's outstanding shares in order for the proposals to be adopted, abstentions, failures to vote and broker non-votes will have the same effect as a "no" vote with respect to our solicitation.



     Our delivery of consents on Proposals 2 through 6 is conditioned upon the receipt of approval for each of those proposals. Consequently, if each of Proposals 2 through 6 are not approved, none of them will be enacted even though sufficient consents may have been received to approve a particular proposal.


     If you are in favor of the actions we are proposing, you must send us a written consent. If we do not receive a consent from you, it will be the same as a "no" vote. We, therefore, urge you to mark, sign, date and return the enclosed consent as soon as possible.

What Must I do to Consent?

     1. If your shares of Hemagen Common Stock are held in your own name, please sign, date and return the enclosed WHITE consent card today in the postage-paid envelope provided.

     2. If your shares of Hemagen Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only that entity can execute a consent with respect to your shares. They will do so only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and instruct him or her to vote a WHITE consent card on your behalf today.

How Do I Complete the Consent Card?

     You may elect to consent to, withhold consent or abstain with respect to each Proposal by marking the "Consent," "Consent Withheld" or "Abstain" box, as applicable, underneath each such Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope.

     If the stockholder who has executed and returned the consent card has failed to check a box marked "Consent," "Consent Withheld" or "Abstain" for any or all of the proposals, such stockholder consent card will be treated as a consent to such proposal or proposals.

     Your consent is important. Please mark, sign and date the enclosed WHITE consent card and return it in the enclosed postage-paid envelope promptly. Failure to return your consent will have the same effect as voting against the proposals.

     If you have any questions or require any assistance in executing or delivering your consent, please call our solicitors:

                           Beacon Hill Partners, Inc.
                           90 Broad Street, 20th Floor
                            New York, New York 10004
                                 (XXX) XXX-XXXX

Can I Revoke My Consent?



     You can revoke your consent at any time before its exercise by submitting a written, later dated revocation of such consent covering the same shares. You can also make any revocation of consent that you previously submitted null and void by submitting a written, dated consent covering the same shares. Any consent or revocation may be delivered to Beacon Hill Partners at the address set forth above before August 28, 1999. Only your latest-dated consent or revocation of consent will count.


                                  The Proposals


     This solicitation statement and the accompanying form of written consent are first being furnished on or about July __, 1999, in connection with our solicitation from the holders of shares of Common Stock of written consents to take the following actions without a stockholders meeting, as permitted by
Section 228 of the DGCL:

     1. The Bylaw Repeal Proposal. Repeal the Bylaw amendments adopted July 2, 1999 and any other amendments adopted by the Board of Directors since February 4, 1993.



          "RESOLVED, that all amendments to the Bylaws adopted by the Board of Directors of Hemagen on July 2, 1999 and all other amendments to the Bylaws adopted by the Board of Directors on or after February 4, 1993 and prior to the effective date of this resolution (other than the Bylaws adopted pursuant to this consent), are hereby rescinded and shall have no further force or effect."



     We seek the repeal of all Bylaws adopted by the Board of Directors since February 4, 1993 through the date that the proposals are adopted so that the Board of Directors cannot use new Bylaws or Bylaws which have not been disclosed to Hemagen's stockholders to prevent the stockholders from accomplishing the objectives described in this Consent Statement.




     We are not aware of any Bylaws that would be repealed by the approval of this proposal other than Bylaws adopted on July 2, 1999 after announcement of our solicitation of consents purporting to increase the vote necessary to amend the Bylaws and purporting to require Hemagen to pay all expenses, including attorneys' fees, incurred by any Hemagen director, officer, employee or agent in defending any proceeding brought against them in advance of the final disposition of any such action. Rules of the Securities and Exchange Commission require that Bylaws and any amendments be filed as exhibits to the reports filed with the SEC. Except for filings related to the July 2 actions purporting to adopt Bylaw changes, no such filings have been made with respect to Hemagen's Bylaws since their initial filing on February 4, 1993. Approval of this proposal could result in the repeal of Bylaws which may be in the best interest of Hemagen's stockholders, although we believe such a possibility to be unlikely in view of the failure of the Board of Directors to disclose any such Bylaws. If Hemagen has amended the Bylaws and discloses such amendment, we may forward additional solicitation materials to Hemagen's stockholders regarding such actions and seek appropriate remedies.



     Section 109 of the DGCL provides that stockholders of Hemagen have the power to repeal Bylaws as provided by this proposal, whether or not the Bylaws so amended or repealed are known to the stockholders. Hemagen's certificate of incorporation confers the power to adopt, amend or repeal the Bylaws on the Board of Directors, and the Bylaws provide for such amendment or repeal by the Board of Directors without a vote of Hemagen's stockholders.



     2. The Classified Board Proposal. Amend the Bylaws to eliminate the classified Board of Directors:


          "RESOLVED, that the stockholders hereby amend Article III, Section 1 of the Bylaws by deleting the fourth and fifth sentences thereof."

     Hemagen's Board of Directors is currently divided into three classes of two each. Directors constituting one-third of the Board of Directors are elected annually for a period of three years at Hemagen's Annual Meetings of
Stockholders to serve until their successors are duly elected by the stockholders. Removing the classified Board would enable Hemagen stockholders to elect annually all members of the Board to serve one-year terms while, under Hemagen's current system, three annual meetings would be required to remove all of Hemagen's existing directors.



     A classified Board of Directors could discourage, delay or prevent a takeover or change of control of Hemagen. A classified board structure could prevent sudden shifts in corporate policy and could contribute to the stability of Hemagen's corporate governance. This proposal would result in the elimination of the classified Board of Directors of Hemagen and would permit the stockholders of Hemagen to remove the existing directors. The elimination of the classified Board would also neutralize one of Hemagen's anti-takeover measures.



     Hemagen has a number of additional anti-takeover measures, and we have no current plans to remove or modify any such existing measures. Hemagen's Certificate of Incorporation authorizes the Board of Directors to issue up to 1,000,000 shares of preferred stock, none of which is currently outstanding. Hemagen can issue such preferred stock in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders. The ability of the Board of Directors to issue preferred stock could discourage, delay or prevent a takeover of the Company.



     Section 203 of the DGCL generally restricts the ability of a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. As a result of the application of Section 203 and certain provisions in Hemagen's Certificate of Incorporation and Bylaws, potential acquirors of Hemagen may find it more difficult or be discouraged from attempting to effect an acquisition transaction with Hemagen, thereby possibly depriving holders of Hemagen's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.



     On February 10, 1999, the Board of Directors of Hemagen adopted a "poison pill" by paying a dividend of one common share purchase right (a "Right") for each outstanding share of Hemagen Common Stock. In general, the Right, when exercisable, entitles the registered holder to purchase from the Company one share of Hemagen Common Stock at $4.00 per share, subject to adjustment. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Hemagen on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by Hemagen at $.001 per Right prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Hemagen Common Stock.

     3. The Director Removal Proposal. Remove existing directors from the Board of Directors immediately following the effectiveness of Proposal 2:

          "RESOLVED, that each current member of the Board of Directors of Hemagen, and any other person or persons (other than the persons elected pursuant to this consent) elected or appointed to the Board of Directors of Hemagen prior to the effective date of this resolution in addition to or in lieu of any of such current members to fill any newly created directorship or vacancy on the Board of Directors of Hemagen, or otherwise, is hereby removed and the office of each member of the Board of Directors is hereby declared vacant."


     Section 141 of the DGCL provides that, if a board of directors is not classified, the directors may be removed without cause by the holders of a majority of the corporation's outstanding shares entitled to vote for the election of directors. Accordingly, upon the de-classification of Hemagen's Board of Directors pursuant to Proposal 2, all of Hemagen's current directors will be removable by the stockholders without cause and will be so removed if this Proposal 3 is approved by the stockholders. In the absence of a classified board structure, all directors serve until the next annual meeting of stockholders or until their successors are elected and qualified, unless they resign or are removed from office before that time by a majority stockholder vote described above. Hemagen's governing documents require that Hemagen have at least one director and do not prescribe a maximum number of directors.



     Hemagen's Board of Directors currently consists of Mr. Paul N. Fruitt and Mr. Charles W. Smith, whose terms expire in 1999; Dr. Alan S. Cohen and Mr. Lawrence Gilbert, whose terms expire in 2000; and Dr. Carl Franzblau and Dr. Ricardo M. de Oliveira, whose terms expire in 2001.



     If our proposals are adopted, Mr. Ruyan would become Hemagen's new Chairman and CEO, and Mr. Hales would become Hemagen's new President. The remaining members of Hemagen's management would consist of persons with experience in the diagnostics industry.



     4. The Director Vacancy Proposal. Amend the Bylaws to permit stockholders to fill vacancies on the Board of Directors:


          "RESOLVED, that the stockholders hereby amend Article III of the Bylaws by deleting the first sentence of Section 2 and by replacing it with a new first sentence, which shall read as follows:

                  'If vacancies occur in the Board of Directors, or if new directorships are created, they may be filled by a majority of directors then in office, although less than a quorum, by a sole remaining director, or by a vote of the stockholders at an annual or special meeting of the stockholders or by written consent in lieu of a meeting of stockholders.'";


     This proposal would amend Section 2 of Article III of the Bylaws to clarify that vacancies on the Board of Directors created as a result of the removal of the current directors may be filled by stockholders of Hemagen as well as by the directors. Section 223 of the DGCL permits stockholders to fill such vacancies unless such power has been specifically taken away. The Bylaws currently provide that vacancies on the Board of Directors may be filled by the directors then in office. No provision is made for the filling of vacancies by stockholders. The proposed Bylaw amendment would grant to stockholders the right to elect the Nominees to fill the vacancies on the Board of Directors created by adoption of the Director Removal Proposal.



     5. The Director Election proposals. Elect the six persons listed below to fill the newly vacant directorships:


          "RESOLVED, that the following persons are hereby elected as directors of the Company to fill the newly created vacancies on the Board of Directors, and to serve until their successors are elected and qualified: Jerry L. Ruyan, William P. Hales, Thomas A. Donelan, Christopher P. Hendy, Dr. Ricardo M.. de Oliveira and Dr. Alan S. Cohen."


     We seek to replace four of the current Directors with our Nominees. Our primary purpose in seeking to elect the Nominees to the Board of Directors is to analyze all aspects of the Company and where appropriate make structural and management changes designed to make Hemagen more responsive to shareholders and increase stockholder value. If elected, the Nominees would be responsible for managing the business and affairs of Hemagen. Dr. de Oliveira and Dr. Cohen are currently directors of Hemagen. However, in order that all directors of Hemagen will serve one-year terms instead of, in the case of Dr. de Oliveira and Dr. Cohen, completing their existing term as directors of Hemagen , we must remove all of the Directors and reelect Dr. de Oliveira and Dr. Cohen.


     Our Nominees understand that, as directors of Hemagen, each of them has an obligation under Delaware law to the most scrupulous observance of his duty of care and duty of loyalty, which requires an undivided and unselfish loyalty to Hemagen and demands that there be no conflict between duty and self interest. Each of our Nominees has undertaken personally, if elected, to be bound by and discharge his duty of care and duty of loyalty to Hemagen and has agreed to perform his duties in good faith, in a manner that he reasonably believes to be in the best interests of Hemagen and all of its stockholders.

     The following sets forth information about the Nominees:

     Jerry L. Ruyan, age 53, 9468 Montgomery Road, Cincinnati, Ohio 45242. Prior to becoming a founder of Redwood in 1995, Mr. Ruyan was president and chief executive officer of Meridian Diagnostics, Inc., a publicly traded company that develops diagnostic test products for the global medical industry. He served as a director of Meridian from its inception until July 7, 1999 when he severed relations with Meridian in order to be in a position to operate Hemagen without suggestion of any conflict of interest. As a founder of Meridian, he is intimately familiar with developing growth for a company from start-up to identifying market potential, nurturing product development, operating successful organizations and accessing public markets. He guided Meridian through each stage to create a thriving, and still growing, public company. Mr. Ruyan has been an active, successful investor in other companies in need of private equity infusions and management support. He serves on the boards of Meritage Hospitality Group Inc. and Cafe Odyssey Inc., both public restaurant companies, and is also on the boards of several private companies such as The Last Best Place Catalog Company and Schonstedt Instrument Company. Mr. Ruyan is a trustee for Ashland University. Mr. Ruyan received a B.S. degree in Biology from Ashland University and a Master's degree in Microbiology from The Ohio State University.



     William P. Hales, age 37, 408 West 57th Street, 4A, New York, New York 10019, is a certified public accountant and has been a Senior Investment Advisor with Jesup & Lamont Securities corporation, an investment banking and brokerage firm, since May, 1997. Mr. Hales has substantial experience in the capital and equity markets, in financing public and private companies and managing investments in public companies. Mr. Hales received his B.A. in Accounting from Pace University. From 1992 to present, Mr. Hales has been a full time money manager with several investment banking firms including D. Blech & Co., from March 1994 to September 1994, Josephthal, Lyon & Ross, from September 1994 to July 1996, and The Thornwater Company, L.P., from July 1996 to May 1997. From 1988 to 1992, Mr. Hales was a practicing CPA with Coopers & Lybrand in New York City. From 1985 to 1988, Mr. Hales was a practicing CPA with Ernst & Young in New York City. While in public accounting, Mr. Hales served numerous clients in varied industries including banking, manufacturing and financial institutions both in an auditing and consulting capacities.



     Thomas A. Donelan, age 43, 9468 Montgomery Road, Cincinnati, Ohio 45242, has extensive experience consulting with corporate clients. A twenty-year veteran of the banking industry, he has expertise in business analysis, loan organization, equity portfolio management and structuring financing packages for merger and acquisition transactions. These skills are valuable in determining investment opportunities, supporting corporate management in achieving their business objectives and managing a portfolio of fund investments. Prior to becoming a founder of Redwood Venture Group in 1995, Mr. Donelan spent twenty years in the Fifth Third organization and was vice president, commercial lending. He has also served as a board member for Blue Chip Venture Fund in Cincinnati and Alpha Capital Venture Fund in Chicago. He serves on the boards of Schonstedt Instrument Company and The Avon Workshop Inc, two private companies; and St. Joseph Orphanage, a charitable organization. Mr. Donelan earned a B.S. degree in Political Science from Northern Kentucky University and a J.D. from Chase College of Law.

     Christopher P. Hendy, age 41, 9468 Montgomery Road, Cincinnati, Ohio 45242, has over 18 years of experience providing capital to help privately held companies attain their financial goals. Prior to joining Redwood Venture Group, Inc. in August of 1996, Mr. Hendy spent the preceding five years in the Asset Based Lending department of Fifth Third Bank. As vice president and manager of the department, Mr. Hendy increased portfolio outstandings by 47% to over $330,000,000. Prior to that, Mr. Hendy was with Marine Midland Bank where he rose through positions of increasing responsibility to regional manager-vice president. Mr. Hendy serves on the Board of Meritage Hospitality Inc. and two private companies--Schonstedt Instrument Company and The Avon Workshop Inc. His experience in assessing the prospects and management abilities of small cap companies is a great asset to Redwood. Mr. Hendy received his B.S. degree in Business Administration from Xavier University.


     Alan S. Cohen, M.D., age 72, has served as a Director of the Corporation since its inception. Dr. Cohen has been employed by the Boston University School of Medicine as a Professor of Medicine since 1968 and a Professor of Pharmacology since 1974. Dr. Cohen is Editor-in-Chief of the International Journal of Amyloid. Dr. Cohen served as the Director of the Arthritis Center of Boston University from 1976 to 1994. From 1972 to 1992, Dr. Cohen served as Chief of Medicine of Boston City Hospital. Dr. Cohen is a past president of the American College of Rheumatology. Dr. Cohen received his Bachelor of Arts degree from Harvard College and his M.D. degree from the Boston University School of Medicine.

     Ricardo M. de Oliveira, M.D., age 47, has been the Vice President of Research and Development and a Director of the Corporation since its inception. From 1980 through 1990, Dr. de Oliveira was a Professor at the University of Sao Paulo in Brazil. Dr. de Oliveira is also the Director of Clinical Pathology at the Cancer Hospital of Sao Paulo, Brazil. Dr. de Oliveira received his M.D. degree from the Faculdade de Ciencias Medicas da Santa Casa de Sao Paulo in Brazil.


     Neither Dr. Cohen nor Dr. de Oliveira have informed us as to whether they will continue to serve as directors of Hemagen if stockholders approve the proposals contained in this Consent Statement, and there can be no assurance that either or both of them would continue to serve as directors. They have, to date, not consented to being named by us as nominees for director. We desire to have a degree of continuity on the Board of Directors. Dr. Cohen and Dr. de Oliveira were previously elected directors by Hemagen stockholders. We have assumed that they took their position under the obligation to serve Hemagen stockholders rather than Hemagen management. We believe that Dr. Cohen and Dr. de Oliveira would desire to continue to serve Hemagen stockholders by virtue of their prior election as directors by Hemagen stockholders and their current election pursuant to this Consent Statement. In order to complete their current terms as Hemagen directors under the staggered Board, Dr. Cohen would remain a director through the 1999 Annual Meeting of Stockholders and Dr. de Oliveira would remain a director through the 2001 Annual Meeting of Stockholders.

     Should, however, any of our nominees be unable to serve, we will not name substitute nominees. Any resulting vacancies on the Board will be filled only by vote of the stockholders.


     Exhibit A sets forth information regarding shares of Hemagen common stock owned of record and beneficially by us and, to our best knowledge, by those participating in this solicitation on our behalf, the Nominees, or any associate or immediate family member of the foregoing persons.


     Except as otherwise set forth in this Consent Statement, no one participating in this solicitation on our behalf, the Nominees, or any associate or immediate family member of any of the foregoing persons is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of Hemagen. To the best of our knowledge, no one participating in this solicitation on our behalf, the Nominees, or any associate or immediate family member of any of the foregoing persons has been convicted in a criminal proceeding.


     We have agreed to indemnify each of our Nominees against all liabilities, including liabilities under the federal securities laws, in connection with this consent solicitation and such person's involvement in the operation of Hemagen and to reimburse such Nominee for his out-of-pocket expenses.


     If our proposals are accepted, we will request reimbursement from Hemagen for the expenses that we incur in connection with this consent solicitation as more fully described below under "Costs of the Consent Solicitation" on page __.


     6. The Stock Option Proposal. Approve the grant of stock options to William P. Hales and Redwood Holdings Inc.



          "RESOLVED, that the Company grant options to purchase 7.5% of the outstanding fully-diluted shares of Hemagen common stock at $1.36 per share to William P. Hales and 7.5% of the outstanding fully-diluted shares of Hemagen common stock at $1.36 per share to Redwood Holdings Inc., in each case as of the effective date of this resolution, with such further terms and conditions as determined by the Board of Directors."

     Approval of this resolution by the stockholders of Hemagen will not result in the issuance of the option by Hemagen. Under Section 157 of the DGCL, options to purchase shares of common stock must be approved by the Board of Directors. If the proposals set forth in this Consent Statement are approved by Hemagen stockholders, we intend that the Board of Directors of Hemagen will approve the option. We are seeking stockholder approval of the option in advance in order to satisfy requirements of the Nasdaq SmallCap Market. We will not be advancing any monetary consideration to Hemagen in exchange for the grant of the options. If our proposals are adopted, we do not intend to make any changes in the current general compensation level structure of Hemagen.



     The exercise price for the stock option that we have described is $1.36 which is a 33-1/3% premium over the average of the closing prices for the Hemagen common stock during the 30 trading day period ending June 25, 1999, the date of the public announcement of this consent solicitation. Furthermore, the options will not be exercisable for a period of eighteen months from issuance unless the stock trades above $5 per share for 20 consecutive trading days unless there is a change in control in which case the option will be exercisable at that time. In any event, we will not profit from these stock options unless and until Hemagen's stock price exceeds the exercise price of $1.36 per share. Thereafter, increases in the value of stock underlying our stock options will be shared by all stockholders of Hemagen.

     As of March 31, 1999 and according to publicly-available information, Hemagen had 7,651,890 shares of common stock outstanding, excluding treasury shares, and had 3,894,873 shares underlying outstanding options and warrants to purchase Hemagen common stock. Therefore, if this option were granted effective March 31, 1999, each of Mr. Hales and Redwood Holdings Inc. would receive an option to purchase 866,007 shares of Hemagen common stock at $1.36 per share. While we are unaware of any change in the number of outstanding shares, options and warrants of Hemagen since March 31, 1999, the actual number of shares that Mr. Hales and Redwood Holdings Inc. would be able to purchase under their options would be determined as of the effective date of the adoption of the proposals. The exercise of these options could dilute existing equity interests of stockholders.




     If our proposals are approved by the stockholders, we and the other Nominees will work diligently to improve the value of your investment in Hemagen. By requesting stockholder approval of the grant of the options, we are asking that we have the opportunity to profit from our labor in consideration of past expenses and services, and future services, to Hemagen. The current Hemagen stockholders' interest in Hemagen Common Stock will be diluted as a result of the grant and exercise of the options.



     Also, please remember that if each of Proposals 2 through 6 are not approved, none of them will be enacted even though sufficient consents may have been received to approve a particular proposal. Therefore, unless stockholders advocate change for Hemagen and indicate their desire for change by adopting each of Proposals 2 through 6, we will not receive the option outlined in this proposal even if this particular proposal is approved.


                   Certain Other Information Regarding Hemagen

Stockholder proposals

     Stockholders are referred to Hemagen's 1998 Annual Report and the Proxy Statement for Hemagen's 1999 Annual Meeting of Stockholders for information regarding the compensation and remuneration paid and payable and other information related to Hemagen's officers and directors and for information to the beneficial ownership of Hemagen's securities by officers, directors and beneficial owners of 5% or more of the Common Stock. Hemagen's 1999 Proxy Statement states that the deadline for stockholders to submit proposals to be considered for inclusion in Hemagen's Proxy Statement for the next year's Annual Meeting of Stockholders is expected to be November 25, 1999.

                          Costs of Consent Solicitation

     Written consents may be solicited by mail, advertisement, telephone, facsimile or in person. We have retained Beacon Hill Partners to act as our solicitor in this consent solicitation. Approximately 25 employees of Beacon Hill Partners will engage in the solicitation. We have agreed to pay Beacon Hill Partners a fee of $20,000 plus reasonable out-of-pocket expenses. Beacon Hill Partners has also agreed to provide consulting and analytic services and act as proxy solicitor with respect to banks, brokers, institutional investors and individual stockholders.

     Costs related to the solicitation of consents to the proposals include expenditures for attorneys, accountants, investment bankers, consent solicitors, printing, postage, litigation and related expenses and filing fees and are expected to aggregate approximately $_____, of which approximately $30,000 has been spent to date. The portion of such costs allocable solely to the solicitation of consents to the proposals is not readily determinable. Actual expenditures may vary materially from the estimate, however, as many expenditures cannot be readily predicted. The entire expense of preparing, assembling, printing and mailing this Consent Statement and any other consent soliciting materials and the cost of soliciting consents will be borne by us. If the proposals are elected, we will request reimbursement from Hemagen for these expenses.

     Banks, brokerage houses and other custodians, nominees and fiduciaries may be requested to forward our solicitation materials to the beneficial owners of the shares they hold of record, and we will reimburse them for their reasonable out-of-pocket expenses. If your shares are registered in your own name, you may mail or fax both sides of your consent card to us at the address or fax number listed below.


     Your consent is important. No matter how many or how few shares you own, please submit your consent to the proposals contained in this Consent Statement. Our delivery of consents on Proposals 2 through 6 is conditioned on the receipt of approval for each of those proposals. Consequently, if all of those proposals are not approved, none of them will be enacted even though sufficient consents may have been received to approve a particular proposal. Only your latest dated consent counts.


     If you have any questions or require any assistance in executing or delivering your consent, please call our solicitors:

                           Beacon Hill Partners, Inc.
                           90 Broad Street, 20th Floor
                            New York, New York 10004
                                 (XXX) XXX-XXXX

                                    EXHIBIT A

                              SHARES HELD BY US AND
          OTHER PERSONS NOMINATED AS DIRECTORS BY THIS PROXY STATEMENT

     The following persons are the beneficial owners of Shares purchased and sold in open market transactions executed on the Nasdaq SmallCap Market since June 30, 1997 in the amount and on the dates set forth below:

William P. Hales

                        Number   Price                        Number     Price
            Purchase      of      Per              Purchase     of        Per
  Date      or Sale     Shares   Unit       Date   or Sale    Shares     Unit
 ------     -------     ------   ----       ----   --------    ------    -----
 6/5/98     Purchase     2,500   $1.22   6/14/99   Purchase    40,000    1.06
 6/10/98    Purchase     6,400    1.28   6/15/99   Purchase    35,000    1.03
 8/21/98    Purchase     5,000    1.06   6/17/99   Purchase    25,100    1.17
 2/4/99     Purchase     2,000    1.50   6/18/99   Purchase    25,000    1.06
 3/25/99    Purchase     2,500    1.13   6/21/99   Purchase    10,000    1.25
 5/28/99    Purchase     5,000     .88   6/24/99   Purchase     5,000    1.19
 6/4/99     Purchase     2,600    1.30   6/24/99   Purchase     2,000    1.25
 6/11/99    Purchase    25,000    1.13   6/24/99   Purchase     3,000    1.09
 6/14/99    Purchase     2,000    1.19   6/25/99   Purchase     1,000    1.19
                                         6/25/99   Purchase    49,500    0.19
                                                               warrants

Jerry L. Ruyan

                        Number    Price                        Number     Price
            Purchase      of       Per               Purchase     of       Per
  Date      or Sale     Shares    Unit      Date     or Sale   Shares     Unit
 ------     -------     ------   -------    ----     --------  ------    -----
7/29/97     Purchase     5,000      2.00    12/8/98  Purchase   5,000     0.88
7/29/97     Purchase     5,000      2.00   12/18/98  Purchase  15,000     0.77
8/8/97        Sale       1,500      1.88   12/18/98  Purchase  15,000     0.77
9/30/97     Purchase     7,000      2.00    1/29/98      Sale   2,000     1.69
9/26/97     Purchase    26,500      1.96   12/31/98  Purchase   5,000     0.78
9/22/97     Purchase     2,000      1.94    3/25/99  Purchase     500     1.13
9/18/97     Purchase    22,000      1.89    3/25/99  Purchase     500     1.13
10/3/97     Purchase     5,400      2.00    3/26/99  Purchase   4,000     1.13
10/8/97     Purchase     2,500      2.00    3/26/99  Purchase   5,000     1.13
10/8/97     Purchase     4,500      2.00    6/17/99  Purchase     400     1.06
11/3/97       Sale         500      1.88    6/17/99  Purchase     500     1.06
11/3/97     Purchase    72,727   2.81(1)    6/17/99  Purchase   2,000     1.06
11/30/98    Purchase     5,000      0.94    6/29/99  Purchase   3,000     1.38
12/1/98     Purchase     3,000      0.94

Thomas A. Donelan

                        Purchase
  Date                  or Sale          Number of Shares    Price Per Share
-------                 --------         ----------------    ---------------
6/14/99                 Purchase                 100           $   1.03
6/28/99                 Purchase              25,000               1.38
6/29/99                 Purchase              25,000               1.38

Christopher P. Hendy

                      Purchase
  Date                or Sale          Number of Shares    Price Per Share
-------               --------         ----------------    ---------------
6/8/99                Purchase                5,000               $1.00
6/11/99               Purchase                4,900                1.06
6/11/99               Purchase                  100                1.03
6/14/99               Purchase                8,500                1.06
6/15/99               Purchase                1,000                1.06
6/16/99               Purchase                2,000                1.06
6/18/99               Purchase                3,500                1.06
6/25/99               Purchase                6,500                0.94
6/29/99               Purchase                3,500                1.31
7/1/99                Purchase                5,000                1.25


Dr. Alan S. Cohen(2)

                        Purchase
  Date                  or Sale          Number of Shares    Price Per Share
-------                 --------         ----------------    ---------------


11/97                   Purchase                7,500                (2)

10/9/98                 Purchase               10,000              $0.84



(1) Each unit purchased consisted of one share of Hemagen Common Stock and one warrant to purchase Hemagen Common Stock. The purchase price was $2.19 for each share of Common Stock and $0.62 for each warrant to purchase Hemagen Common Stock.



(2) According to publicly-available information, these are the only transactions of Dr. Cohen's. The price of Dr. Cohen's November, 1997 transaction is not publicly available. In addition, according to publicly-available information, Dr. de Oliveira has not engaged in any transactions in Hemagen common stock.

                                  Consent Card

                            Hemagen Diagnostics, Inc.

               Consent of stockholders to action without a meeting

     This Consent is being solicited by Jerry L. Ruyan and William P. Hales


     The undersigned, a stockholder of record of Hemagen Diagnostics, Inc. (the "Company"), hereby consents pursuant to Section 228 of the Delaware General Corporation Law, with respect to the number of shares of Common Stock, par value $0.01 per share, of Hemagen held by the undersigned, to each of the following actions, which will occur in the order set forth in this Consent Card, without prior notice and without a vote, as more fully described in the consent statement, receipt of which is hereby acknowledged.


          If a box for any proposal is not marked, this Consent, if signed, will be voted in favor of that proposal.



          1. Bylaw Proposal: Repeal the Bylaws adopted by the Board of Directors of Hemagen on July 2, 1999 and any other Bylaws adopted since February 4, 1993 (other than the Bylaws adopted by this consent), pursuant to the resolution set forth in the consent statement.

               CONSENT           CONSENT WITHHELD          ABSTAIN

          2. Classified Board Proposal: Amend the Bylaws to eliminate the classified Board of Directors of Hemagen, pursuant to the resolution set forth in the consent statement.

               CONSENT           CONSENT WITHHELD          ABSTAIN

          3. Director Removal Proposal: Remove the current members of the Board of Directors of Hemagen other than the directors elected by this consent, pursuant to the resolution set forth in the consent statement.

               CONSENT           CONSENT WITHHELD          ABSTAIN

          4. Director Vacancy Proposal: Amend the Bylaws to provide that Hemagen's stockholders may fill vacancies on the Board of Directors of Hemagen, pursuant to the resolution set forth in the consent statement.

               CONSENT           CONSENT WITHHELD          ABSTAIN

          5. Director Election Proposal: Elect the following six persons listed below (the "Nominees") to fill the newly vacant directorships, pursuant to the resolution set forth in the consent statement:

               Jerry L. Ruyan, William P. Hales, Thomas A. Donelan,  Christopher
               P. Hendy, Dr. Ricardo M.. de Oliveira and Dr. Alan S. Cohen


               If no box is marked, this Consent will be voted in favor of the election of all six Nominees.


               CONSENT           CONSENT WITHHELD          ABSTAIN

               To withhold consent to a proposed Nominee, specify the Nominee in the following space:

         -------------------------------------------------------------------


          6. Stock Option Proposal. Approve the grant of options to purchase 7.5% of the outstanding fully-diluted shares of Hemagen common stock at $1.36 per share to William P. Hales and 7.5% of the outstanding fully-diluted of Hemagen common stock at $1.36 per share to Redwood Holdings Inc., pursuant to the resolution set forth in the consent statement.

               CONSENT           CONSENT WITHHELD          ABSTAIN

               If no box is marked with respect to the Stock Option Proposal, this consent will be voted in favor of the approval of the stock option to Messrs. Hales and Ruyan.

                              PLEASE ACT PROMPTLY.

          IMPORTANT: THIS CONSENT MUST BE SIGNED AND DATED TO BE VALID.

         Dated: ______________ , 1999

         Signature: _______________________________

         Signature
         (if held jointly): __________________________

         Title or authority
         (if applicable): _________________________

     Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by authorized persons. The consent card votes all shares in all capacities.

                     PLEASE MARK, SIGN AND DATE THIS CONSENT
              BEFORE MAILING THE CONSENT IN THE ENCLOSED ENVELOPE.